Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three and Six Months Ended September 30, 2013

Tortola, BVI — November 12, 2013 —/BusinessWire/ — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three and six months ended September 30, 2013.

Highlights — Three Months Ended September 30, 2013

•                  US GAAP revenue amounted to $97.7 million, an increase of 31.8% year over year and 16.6% sequentially

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was $19.5 million and EBITDA margin was 19.9%, compared to $13.8 million and 18.7% in the year ago quarter and $14.4 million and 17.1% sequentially

•                  Operating income margin on a US GAAP basis was 15.6% and 17.9% non-GAAP

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.40, compared to $0.30 in the year-ago quarter and $0.32 sequentially

•                  Diluted EPS on a non-GAAP basis was $0.47, compared to $0.36 in the year-ago quarter, and $0.36 sequentially

Highlights — Six Months Ended September 30, 2013

•                  US GAAP revenue amounted to $181.4 million, an increase of 25% year over year

•                  Adjusted EBITDA was $33.8 million and EBITDA margin was 18.6% compared to $23.6 million and 16.3% year over year

•                  Diluted EPS on a US GAAP basis was $0.73, compared to $0.47 in the first half of last year

•                  Diluted EPS on a non-GAAP basis was $0.84, compared to $0.59 in the first half of last year

•                  Employee attrition declined to 10.9% from 12.9% for the same period a year ago

Revenue for the three months ended September 30, 2013 increased to $97.7 million, up 31.8% from $74.1 million for the same period a year ago and 16.6% sequentially. Adjusted EBITDA was $19.5 million and corresponding margins of 19.9%, as compared to $13.8 million and 18.7% respectively in the year-ago quarter and $14.4 million and 17.1% sequentially. US GAAP net income was $13.3 million, or $0.40 per diluted share, compared to $9.1 million and $0.30 per diluted share for the same period a year ago and $9.8 million and $0.32 sequentially. Non-GAAP net income was $15.5 million, or $0.47 per diluted share, compared to $10.7 million and $0.36 per diluted share for the same period a year ago and $11.1 million and $0.36 sequentially. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the six months ended September 30, 2013 increased to $181.4 million, up 25% from $145.1 million for the same period a year ago. Operating income was $26.2 million, an increase of

54.1% year over year from $17 million in the first half of last year.  US GAAP net income was $23.1 million, or $0.73 per diluted share, compared to $14.2 million and $0.47 per diluted share for the same period a year ago.  Non-GAAP net income was $26.7 million, or $0.84 per diluted share, compared to $17.8 million and $0.59 per diluted share for the same period a year ago.

“We are pleased to deliver another solid quarter of financial and operational performance for our shareholders, one of the best quarters in the Company’s history. This robust dynamic illustrates the nature of our “Anchor-Develop-Grow” strategy and our ability to grow high potential account base. Over the past six months business accelerated as we have been capitalizing on prevailing trends, making positive contributions to technology areas affecting the immediate environment of our clients: from regulatory, compliance and reporting to connectivity and new network testing standards,” said Dmitry Loschinin, President and Chief Executive Officer.  “We have made significant progress in forging strategic partnerships with global leaders within several key verticals of our focus, including financial, automotive and telecom, successfully executing on the strategy we outlined to investors during our IPO process earlier this year.  We continue on the path of growth, obtaining new clients and investing into our solutions and core competencies.”

Virtually all verticals experienced strong revenue growth, with financial services and automotive and transport delivering a strong performance: 32% and 65% growth for the first six months of the year, on year over year basis.   Solid dynamic was also pronounced across core revenue generating geographies: revenues generated in the U.S. increased 52%, in the U.K. increased 31% and in Germany increased 16%, compared to the year ago quarter.  Our headcount growth accelerated 22% year over year, a net addition of 1,234 employees, to reach 6,803 as of September 30, 2013, still pacing far behind the revenue growth dynamic.  As of today our company employs over 7,000 people.

“We are on the path of aggressive but efficient growth, where every additional employee makes greater contribution to our top line and profitability and helps us realize new efficiency gains, “- said Roman Yakushkin, Chief Financial Officer.  “Revenues from every one of top ten clients increased in the second quarter. We are also excited to note that the landscape of these top ten accounts has changed: we added two new clients over the last six months, from the automotive and the financial services segments, one of which entered the top ten list in the past quarter. Our revenue per delivery employee increased to an all-time high of approximately $68,000, while our attrition decelerated significantly to 10.9%.  We are happy with such outcomes and we remain committed to further decouple revenue from headcount growth and generate premium returns and performance for our shareholders. As a result of this solid dynamic and a growth momentum during the first six months of the year, we are increasing our annual guidance for both, revenue growth and earnings per share”.

Outlook for the Year Ending March 31, 2014:

The Company is providing the following guidance for the financial year ending March 31, 2014:

•                  Revenue is expected to be at least $384.0 million, an increase of at least 22.0% year over year, revised from previous guidance of at least $378.0 million and 20%, respectively

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS is expected to be at least $1.40 on a US GAAP basis and at least $1.60 on a non-GAAP basis, revised from previous guidance of at least $1.30 and $1.48, respectively

•                  EPS is based on an estimated weighted average of 32,232,053 diluted shares

“It was a great quarter of strong growth and client wins, including high potential clients.  We continued investments into R&D, enhancing our solutions, such as TEORA, Horizon and Twister, that help clients achieve desired outcomes faster and in more economical ways.  We also make progressive investments into our expertise and into our people, supporting our internal mobility and other human resources programs. There are many exciting developments that fueled quarterly and annual growth, especially in financial services, automotive and telecom verticals.  We were able to create cross-selling opportunities within our existing clients, requiring our expertise in big data, advanced visualization and business intelligence, as well as in testing and quality assurance areas.  There is an ongoing expansion and a wide adoption of managed service offering within front office functions of clients - another trend that contributed to our revenue growth in the past quarter and this year, since we bring a unique value proposition into such engagements,” - said Michael Friedland, Executive Vice President.

Conference Call Information:

Luxoft Holding, Inc will host a conference call on November 13, 2013 at 8:00 a.m. EST to discuss its financial results for the three and six months ended September 30, 2013. To access the conference call, please dial 877-407-0666 (for  U.S. callers) or 201-689-8023 (for international callers).  A live webcast of the conference call will also be available during the call and can be accessed at https://event.webcasts.com/starthere.jsp?ei=1024307. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 100687. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on November 27, 2013. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft:

Luxoft Holding, Inc (NYSE: LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation.  The company’s core resources are located in Central and Eastern Europe, where Luxoft has 14 delivery centers, 19 offices and presence in 12 countries, employing over 7,000 people.  Luxoft is domiciled in Tortola, British Virgin Islands, has its principal executive office in Zug, Switzerland and is listed on New York Stock Exchange (LXFT US). For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted

EBITDA; non-GAAP net income and non-GAAP diluted Earnings per share (EPS). Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance.  Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance.  These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that our Freedom Professional Services and Technologies LLC acquisition will help us develop new practice expertise; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended		For the six months ended
	September 30,		September 30,
	2012	2013	2012	2013
	(unaudited)		(unaudited)
Sales of services	$74,115	$97,658	$145,128	$181,429
Operating expenses
Cost of services (exclusive of depreciation and amortization)	43,741	55,134	88,244	104,163
Selling, general and administrative expenses	17,753	23,501	35,703	44,421
Depreciation and amortization	2,162	3,038	4,193	5,935
Loss from revaluation of contingent liability	—	728	—	728
Operating income	10,459	15,257	16,988	26,182

Other income and expenses
Interest expense, net	(280)	(426)	(663)	(807)
Other gains/(loss), net	(20)	(114)	(9)	(83)
Gain from foreign currency exchange contract	(297)	(301)	(297)	(208)
Net foreign exchange gain (loss)	270	11	(221)	(259)
Income from continuing operations before income taxes	10,132	14,427	15,798	24,825

Provision for income tax	(996)	(1,123)	(1,604)	(1,707)
Income from continuing operations	9,136	13,304	14,194	23,118
Net income	$9,136	$13,304	$14,194	$23,118
Net (income)/loss attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$9,136	$13,304	$14,194	$23,118

Other comprehensive income, net of tax
Foreign currency translation adjustment	(397)	571	(1,136)	1,067
Comprehensive income	$8,739	$13,875	$13,058	$24,185
Other comprehensive income/(loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$8,739	$13,875	$13,058	$24,185

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2013	As of September 30, 2013 (unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,499	$37,085
Trade accounts receivable, net of allowance for doubtful accounts of $487 at March 31, 2013, and $721 at September 30, 2013	77,562	94,923
Work-in-progress	3,478	5,693
Due from related parties	6,811	4,342
VAT and other taxes receivable	810	842
Deferred tax assets	238	447
Advances issued	1,964	2,197
Other current assets	1,650	2,437
Total current assets	97,012	147,966

Non-current assets:
Property and equipment, net	21,860	23,684
Intangible assets, net	22,357	21,713
Goodwill	11,351	11,351
Due from related parties	430	—
Other non-current assets	2,212	2,129
Total non-current assets	58,210	58,877
Total assets	$155,222	$206,843

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2013	As of September 30, 2013 (unaudited)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$16,576	$30,172
Accounts payable	9,177	12,221
Advances received	1,384	1,315
Accrued liabilities	12,592	14,834
Due to related parties	136	225
Capital lease obligations, current portion	183	61
VAT and other taxes payable	4,489	4,381
Payable for business acquisition, current	2,015	2,210
Dividends payable to shareholders	125	6,174
Deferred tax liability, current	230	128
Foreign currency exchange contract financial liabilities	—	107
Payable for software acquisition, current	3,265	3,578
Other current liabilities	178	332
Total current liabilities	50,350	75,738

Deferred tax liability, non-current	3,464	3,087
Capital lease obligations, less current portion	6	—
Payable for business acquisition, non-current	3,790	4,323
Payable for software acquisition, non-current	2,317	2,118
Total liabilities	59,927	85,266

Shareholders’ equity:
Share capital (36,400,000 shares authorized, 30,593,080 issued and outstanding with no par value as at March 31, 2013, 80,000,000 shares authorized and 32,758,535 shares issued and outstanding with no par value as at September 30, 2013)	—	—
Additional paid-in capital	50,936	83,513
Retained earnings	46,720	39,358
Accumulated other comprehensive loss	(2,393)	(1,326)
Total shareholders’ equity attributable to the Group	95,263	121,545
Non-controlling interest	32	32
Total equity	95,295	121,577
Total liabilities and equity	$155,222	$206,843

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended September 30,				Six Months Ended September 30,
	2013	2013		2013	2013	2013		2013
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non-GAAP
Operating income	15,257	2,225	(a)	17,482	26,182	3,551	(a)	29,733
Operating margin	15.62%	2.28%		17.90%	14.43%	1.96%		16.39%
Net income	13,304	2,225	(b)	15,529	23,118	3,551	(b)	26,669
Diluted earnings per share	$0.40	—		$0.47	$0.73	—		$0.84

	Three Months Ended September 30,				Six Months Ended September 30,
	2012	2012		2012	2012	2012		2012
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non-GAAP
Operating income	10,459	1,576	(a)	12,035	16,988	3,614	(a)	20,602
Operating margin	14.11%	2.13%		16.24%	11.71%	2.49%		14.20%
Net income	9,136	1,576	(b)	10,712	14,194	3,614	(b)	17,808
Diluted earnings per share	$0.30	—		$0.36	$0.47	—		$0.59

	Three Months Ended September 30,		Six Months Ended September 30,
(a)	2012	2013	2012	2013
Adjustments to GAAP income from operations:
Stock-based compensation expense	$1,254	$856	$2,970	$1,541
Amortization of purchased Intangible assets	322	641	644	1,282
Loss from revaluation of contingent liability	—	728	—	728
Total Adjustments to GAAP income from operations:	$1,576	$2,225	$3,614	$3,551

	Three Months Ended September 30,		Six Months Ended September 30,
(b)	2012	2013	2012	2013
Adjustments to GAAP net income
Stock-based compensation expense	$1,254	$856	$2,970	$1,541
Amortization of purchased Intangible assets	322	641	644	1,282
Loss from revaluation of contingent liability	—	728	—	728
Total Adjustments to GAAP net income	$1,576	$2,225	$3,614	$3,551

	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2013	2012	2013
Net income	$9,136	$13,304	$14,194	$23,118
Adjusted for:
Interest Expense	280	426	663	807
Income tax	996	1,123	1,604	1,707
Depreciation and Amortization	2,162	3,038	4,193	5,935
EBITDA	$12,574	$17,891	$20,654	$31,567
Adjusted for
Stock based compensation	1,254	856	2,970	1,541
Loss from revaluation of contingent liability	—	728	—	728
Adjusted EBITDA	$13,828	$19,475	$23,624	$33,836

LUXOFT HOLDING, INC

Schedule of supplemental information (unaudited)

(In thousands, except percentages)

	Revenue for the three Months Ended September 30,
	2012		2013
Client location	Amount	% of sales	Amount	% of sales
U.S.	26,448	35.7%	40,320	41.3%
UK	21,748	29.3%	28,580	29.3%
Germany	9,794	13.2%	11,342	11.6%
Russia	6,574	8.9%	9,325	9.5%
Canada	4,586	6.2%	3,028	3.1%
Rest of Europe	3,571	4.8%	4,824	4.9%
Other	1,394	1.9%	239	0.3%
Total	74,115	100%	97,658	100%

	Revenue for the six months ended September 2013,
	2012		2013
Client location	Amount	% of sales	Amount	% of sales
U.S.	53,685	37.0%	73,599	40.6%
UK	42,340	29.2%	52,082	28.7%
Germany	18,541	12.8%	22,557	12.4%
Russia	12,895	8.9%	16,366	9.0%
Canada	8,490	5.8%	7,302	4.0%
Rest of Europe	6,673	4.6%	8,976	4.9%
Other	2,504	1.7%	547	0.4%
Total	145,128	100%	181,429	100%

	Revenue for the three Months Ended September 30,
	2012		2013
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	40,401	54.5%	56,925	58.3%
Automotive and transport (1)	6,852	9.2%	10,946	11.2%
Travel and aviation(1)	8,337	11.2%	9,659	9.9%
Technology	8,399	11.3%	8,811	9.0%
Telecom	7,660	10.3%	8,395	8.6%
Energy	1,973	2.7%	2,320	2.4%
Other	493	0.8%	602	0.6%
Total	74,115	100%	97,658	100%

	Revenue for the six months ended September 2013,
	2012		2013
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	78,698	54.2%	103,685	57.1%
Automotive and transport (1)	12,608	8.7%	20,835	11.5%
Travel and Aviation (1)	17,783	12.3%	18,708	10.3%
Technology	15,651	10.8%	16,770	9.2%
Telecom	15,581	10.7%	16,082	8.9%
Energy	3,900	2.7%	4,299	2.4%
Other	907	0.6%	1,050	0.6%
Total	145,128	100%	181,429	100%

Source: Luxoft Holding, Inc

(1)  This quarter we reclassified $1.5 million of revenue from travel and aviation vertical to automotive and transport, as the nature of the work performed on certain engagements, revenues for which were reclassified, is better represented in the latter vertical.